September 4, 2011
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-0405

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining

RE:	U.S. China Mining Group, Inc.
Form 10-K for the Year Ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012 Filed
May 21, 2012
Response Dated July 12, 2012
File No. 000-53843

Ladies and Gentlemen:

This firm is counsel to the above-referenced company, U.S. China Mining Group, Inc. (“U.S. China Mining” or the “Company” and sometimes “we” or “our”) and is filing this response to your comment letter of August 9, 2012 with respect to the above-referenced filings on the Company’s behalf.  For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response of U.S. China Mining.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 4

2.  Summary of Significant Accounting Policies, page 5

Goodwill, page 5

Comment 1.
We note your response to point b, to prior comment 3 indicating that you have performed your goodwill impairment tests for the fiscal year ended December 31, 2011 using the qualitative assessment available under FASB ASU 2011-08.  However, you disclose in your March 31, 2012 Form 10-Q (page 10) that the company adopted the provisions of this ASU beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2012.  Please explain this apparent inconsistency and clarify whether you performed your goodwill impairment test for the fiscal year ended December 31, 2011 in accordance with the provisions of FASB ASC Topic 350 that were applicable to you prior to your adoption of ASU 2008-11.

Response:
The Company’s statement in its report on Form 10-Q for the quarter ended March 31, 2012, New Accounting Pronouncements section, that “The Company adopts this ASU (2011-08) beginning with its Quarterly Report on Form 10-Q for the three months ended March 31, 2012” was incorrect.  In fact, the Company adopted FASB ASU 2011-08 for the year ended December 31, 2011 and upon completion of this comment process we will amend as necessary the 10-K for the year ended December 31, 2011 and the 10-Q for the quarter ended March 31, 2012 accordingly.

Comment 2.
We note your response to point b. to prior comment 3 indicating that you have performed a discounted cash flow analysis using production and sales volumes similar to those from 2011 and a 15% discount rate to determine the fair value of the Tong Gong reporting unit as of December 31, 2011. Please clarify whether your production and sales volumes projections are based on your in-place resource estimates at page F-16 of your annual financial statements, providing the specific mining and processing recovery rates used in your estimates.

Response:
Our production volumes are based on our in-place resource estimates at page F-16 of our annual financial statements; our sales volume is the production volume plus our sales of brokered coal.  Our estimated annual production volume for Tong Gong is 140,000 tons.  As of December 31, 2012, our estimated in-place resources for Tong Gong are 4.37 million tons, and our expected recovery rate is from 65-70% of the in-place resources; this results in minable reserves of 3.05 million tons at December 31, 2011, equivalent to a remaining reserve life of 22 years.

Comment 3.
We understand that your determination resulted in the fair value of your Tong Gong reporting unit to be only 2% greater than its carrying value as of December 31, 2011. As it appears your Tong Gong reporting unit may be at risk of failing step one of your goodwill impairment test, please provide draft disclosures for the following items to be included in future filings:

•	Percentage by which fair value exceeded carrying value as of your most recent step one test,
•	Amount of Goodwill allocated to the Tong Gong unit,
•	Description of the key assumptions that drive your fair value calculations and how the key assumptions were determined, and
•	Discussion of the uncertainty associated with the key assumptions used in your calculations and any potential events and/or circumstances that could have a negative effect on the impairment test.

Response:	Below are the draft disclosures of the goodwill impairment test of Tong Gong reporting unit to be included in future filings:

The Company’s balance sheet reflects goodwill of $26,180,923 which is the result of the Company’s acquisition of its Xing An mines in April, 2008.  As a result of this acquisition, the Xing An Shareholders owned 53% of the combined company.  For accounting purposes, the acquisition of Xing An by the Company was accounted for as a reverse acquisition of the Company by Xing An.  Accordingly, the total consideration exceeded the fair value of the net assets acquired by $26,180,923; this amount was recorded as goodwill of our Tong Gong reporting unit which was the only operating subsidiary at the time of this acquisition and which holds the Xing An assets.

As of December 31, 2011, the Company performed impairment testing of the Tong Gong reporting unit’s goodwill in accordance with ASU 2011-08 to determine if the carrying value of the goodwill exceeded its fair value and if an impairment loss would need to be recognized.  This testing was conducted using both the qualitative analysis and quantitative analysis ( discounted cash flow (DCF) analysis).  As a result of this testing the Company concluded that the fair value of the Tong Gong reporting unit exceeded the carrying value of the unit (including the goodwill) by 2% and that the goodwill was not impaired.  The following text is a description of the key aspects used by the Company in reaching its conclusion through the qualitative analysis.

The Company considered:

•	general China coal industry conditions
•	current Heilongjiang local coal market conditions
•	the Company’s internal development activities (mine improvements)
•	the Company’s internal financial projections

In addition to the qualitative analysis, the Company performed a step one analysis as provided under ASC Topic 350, which was updated by ASU 2011-08, for its Tong Gong reporting unit using the DCF method, using revenue and expense projections and risk-adjusted discount rates.  A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realization of value from future production as well as the cost of production.  In conducting this process, management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

The Company projected $91.16 million total future cash inflows for Tong Gong operations assuming production and sales volumes equal to those from 2011 and profit margins and net income ratios consistent with those in that same period.  Applying a discount rate of 15% (the average discount rate of mine companies in Heilongjiang province), the Company determined the present value of total discounted future cash flows to be $48.0 million, and considered this as the fair value of the Tong Gong reporting unit as of December 31, 2011; this exceeded the carrying value of $46.9 million by 2%.

The Company used the assumptions described in the previous paragraph because the Company believes that those assumptions reflect the most conservative model of performance for the reporting unit when considered in the context of historical experience – especially so, given the Company’s present activities to expand production and sales through the continuous acquisition and development.  Market conditions – price and volume of sales, costs of production and of sales – cannot be considered certain, but based on historical experience the Company believes its assumptions with respect to these matters in its testing are conservative.

Comment 4.
We have read your response to points c and d of our prior comment 3 and understand that you believe the recent deterioration in your operating results and cash flows do not represent a trend and that they were caused by temporary transportation constraints at your Xing An mines. Please provide further details about the transportation constraints that you encountered, specifying the timing of these limitations and the underlying reasons why you believe your limited access to railway transportation is only temporary. To the extent that these transportation constraints have been eliminated or mitigated during the second quarter of 2012, please quantify for us the effect that these events have had on your results of operations and demonstrate how these results are comparable to your historical results reported in periods prior to the occurrence of these temporary constraints.

Response:
Xing An has historically signed an annual contract with its major customer(s) for sale of coal in volumes equal to Xing An’s total production capacity of 600,000-700,000 tons a year.  Based on these contracts, Xing An produces its coal and sells its production for cash on delivery to the customer at the production site.  Under the contracts the customer is responsible for shipping.  Accordingly, Xing An assumes that the customer has arranged for sufficient shipping capacity to accommodate the volume of its purchases and historically this has been the case.  In fact, the customer’s ability to provide adequate shipping capacity has been a primary reason for the Company to enter the annual sales contract.  During the first quarter of 2012, however, Xing An produced approximately 351,000 tons of coal, but the customer could only take delivery of 185,000 tons because of its inability to book sufficient rail cargo capacity; as a result Xing An retained inventory of 194,000 tons.  This customer did not take delivery of any coal in the second quarter (although they took 100,000 tons in the second quarter of 2011) and has not done so thus far in the third quarter.  The Company has, however, received assurances from the customer that it will take the remaining coal before year end.

Because of the Company’s prior experience with this customer, the Company remains confident that the contract will be fulfilled.  Furthermore, although the Company could sell the coal to others without breaching its contract with its customer, the Company has not done so because it anticipates an increase in price for coal later in the year as winter approaches.

We are prepared to file the amendments to the report on Form 10-K for the year ended December 31, 2011 filed March 30, 2012, as well as Form 10-Q for fiscal quarter ended March 31, 2012 filed May 21, 2012, as soon as we have confirmed with you that there are no further comments.

If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Thomas Wardell
Thomas Wardell

cc:	Mr. Hongwen Li, Chief Executive Officer, U.S. China Mining Group, Inc.
Jeffrey Li, Esq.
Doug Eingurt, Esq.